This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

(Translation)
March 5, 2018

Dear Shareholder,

INTERNET DISCLOSURE OF INFORMATION FOR THE NOTICE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
(ITEMS DEEMED TO BE PROVIDED IN ACCORDANCE WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION)

In accordance with laws and regulations and the provisions of Article 16 of the Company’s Articles of Incorporation, the following matters have been omitted from the attachment to the Notice of the Ordinary General Meeting of Shareholders for the fiscal year ended December 31, 2017 due to their posting on the Company’s website (https://www.ccbj-holdings.com/). Thank you for your understanding in this matter.

(1)
“Main Businesses,” “Major Locations, etc.,” “Status of Employees,” and “Major financial institutions providing loans to the Company” within “Current Status of the Coca-Cola Bottlers Japan Group” in the Business Report
1-2
(2)	“The system to ensure business adequacy” and “Basic Policies on the Control of the Joint-stock Company” under “Current status of the Company” in the Business Report	3-8
(3)	Notes to Consolidated Financial Statements	9-26
(4)	Notes to Non-consolidated Financial Statements	27-32

1.	Current Status of the Coca-Cola Bottlers Japan Group
(1)	Main Businesses (As of December 31, 2017)
Our Group operates the following businesses:
a. Soft Drink Business
Our group manufactures and sells Coca-Cola, soft drinks and other beverage products.
The Company has contracts with The Coca-Cola Company and Coca-Cola (Japan) Company that govern the production and sales of Coca-Cola and other products and the use of trademarks.
b. Healthcare & Skincare Business
The company manufactures and sells vegetable juice made from kale and other health food products as well as cosmetics and their related products.

Names of segments	Description
Soft Drink Business	Manufacture and sales of beverage products, vending machine related business, real estate business, and insurance agency business
Healthcare & Skincare Business	Manufacture and sales of health food, cosmetics and their related products, and investment business

(2)	Major Locations, etc. (as of December 31, 2017)
a. Location of the Company
Headquarters: 9-7-1 Akasaka, Minato-ku, Tokyo
Head Office: 7-9-66 Hakozaki, Higashi-ku, Fukuoka, Japan
b. Locations of headquarters offices of major subsidiaries:

Names	Locations
Coca-Cola East Japan Co., Ltd.	Minato-ku, Tokyo
Coca-Cola West Co., Ltd.	Higashi-ku, Fukuoka-city
Shikoku Coca-Cola Bottling Co., Ltd.	Takamatsu-city, Kagawa
Coca-Cola West Vending Co., Ltd.	Higashi-ku, Fukuoka-city
FV East Japan Co., Ltd.	Minato-ku, Tokyo
Nishinihon Beverage Co., Ltd.	Higashi-ku, Fukuoka-city
Coca-Cola West Sales Support Co., Ltd.	Higashi-ku, Fukuoka-city
Coca-Cola West Products Co., Ltd.	Tosu-city, Saga
Coca-Cola West Equipment Service Co., Ltd.	Higashi-ku, Fukuoka-city
Q’sai Co., Ltd.	Chuo-ku, Fukuoka-city

c. Major production bases
(a) Soft drink business
Tosu Plant (Saga), Kiyama Plant (Saga), Kumamoto Plant (Kumamoto), Ebino Plant (Miyazaki), Hongo Plant (Hiroshima), Daisen Plant (Tottori), Akashi Plant (Hyogo), Kyoto Plant (Kyoto), Komatsu Plant (Ehime), Ibaraki Plant (Ibaraki), Iwatsuki Plant (Saitama), Saitama Plant (Saitama), Tama Plant (Tokyo), Ebina Plant (Kanagawa), Tokai Plant (Aichi), Hakushu Plant (Yamanashi), Zao Plant (Miyagi)
(b) Healthcare/skincare business
Fukuoka Kounominato Plant (Fukuoka)
d. Sales bases
(a) Soft drink business
A variety of locations in 38 prefectures within Kyushu, Kanto, Southern Tohoku, Koshinetsu, Chubu, Kinki and Shikoku areas
(b) Healthcare/skincare business
The products are mainly sold through TV shopping and other mail-order system.

(3)	Status of Employees (as of December 31, 2017)

Names of Segments	Number of Employees	Year-on-year change
Soft drink business	16,661	+ 8,600
Healthcare/skincare business	536	-19
Total	17,197	+ 8,581

Notes:
1.	The number of Employees above shows the number of persons on active service.
2.
The number of Employees engaged in soft drink business increased by 8,600 from the end of the previous fiscal year. This is mainly because the Company made Coca-Cola East Japan Co., Ltd. a wholly owned subsidiary company by share exchange.

(4)	Major financial institutions providing loans to the Company (as of December 31, 2017)

Names of institutions	Amount of loans
Mitsubishi UFJ Trust and Banking Corporation	7,384 million yen
Sumitomo Mitsui Banking Corporation	4,616 million yen

2.	Current status of the Company
(1)          The system to ensure business adequacy
a. Overview of the system to ensure business adequacy
In order to establish the system to ensure that the jobs conducted by the Directors comply with the laws and regulations and the Articles of Incorporation, and other systems to ensure appropriateness of operation (to be referred to as “internal control” hereinafter), the Company has made a resolution on “the Internal Control System Basic Policy” at the Board of Directors Meeting. Please note that a part of the Policy has been reviewed at the Board of Directors Meeting held on August 1, 2017.
The Basic Policy after being reviewed is as shown below.
(a) System to ensure that performance of duties by Directors and employees of the CCBJI Group conforms to laws and regulations and the Articles of Incorporation
① The “Code of Conduct” shall be established in order to ensure that all the Directors, Executive Officers, and employees of the CCBJI Group comply with laws and regulations and the Articles of Incorporation to act in conformity with social norms. The Risk Management Committee shall be convened periodically in order to reinforce the compliance system and to prevent non-compliance.
② An internal whistle-blowing system against non-compliance, namely, a reporting and consultation contact separate from the reporting line to immediate managers, shall be set up.
③ The oversight function of the Board of Directors shall be reinforced by adopting the company system where Audit and Supervisory Committee is established in order to ensure auditing by the Audit and Supervisory Committee where more than a half of the constituent members are External Directors.
④ The department in charge of internal auditing shall be established in order to audit whether business activities are conducted appropriately and effectively in conformity with laws and regulations, the Articles of Incorporation, Company Rules and Regulations, etc.
⑤ The Company clearly identifies the firm stance against anti-social forces and organizations that cause threats to the orders and safety of civil society and that the Company never ties with such entities. The Company shall never accede to any illegal request and deal with any such request in cooperation with the police, lawyers, etc.
(b) System to retain and manage information related to Directors’ performance of their duties
① The Company shall record information regarding minutes of General Shareholders meetings, minutes of Board of Directors meetings, documents and other materials related to important decision-makings and Directors’ performance of their duties in documents or electronic media and retain it in accordance with the Rules of Documentation Handling and Information Security Policy in a manner similar to that for statutory documents.
② The Company’s Directors may inspect such documents, etc. at any time.
(c) Regulations and other systems concerning loss risk management of the CCBJI Group
① In accordance with the CCBJI Group policy on responding to material business risks and from the viewpoint of management of other risks, significant items shall be reported to the Risk Management Committee, and the Committee shall determine policies to deal with risks as required.
② The Company establishes rules, guidelines, etc. and maintains an organization to execute effective response to material risks, and ensure the matters to be passed down by implementing training for the entire Group, etc.
③ The department in charge of risk management in the Company or its subsidiaries is to monitor the condition of company-wide risks and to take appropriate measures on a group-wide basis. The Company promptly designates who is in charge of the response to new risks that arise.

(d) System to ensure efficiency of performance of duties by the CCBJI Group Directors
① The Company’s Board of Directors shall determine Group-wide management policy and goals shared by the Directors, Executive Officers, employees and others of the CCBJI Group, and determine the efficient method to achieve the goals including the allocation of authority based on the group’s decision-making rules.
② In addition to Board of Directors Meetings, appropriate forums, such as the Management Meeting, shall be organized to deliberate significant matters affecting the entire CCBJI Group, thereby ensuring that decisions are reached based on considerations of multi-dimensional aspects.
(e) System to ensure appropriateness of operations in a corporate group, which consists of the Company and its subsidiaries
The Company shall ensure management integration of the CCBJI Group through establishment of a corporate philosophy, management policy, the Code of Ethics and Conduct and Chart of Authority common throughout the CCBJI Group and supervise and manage the performance of the subsidiaries’ operations.
(f) Matters concerning employees assisting the Audit and Supervisory Committee to execute the duties if the Audit and Supervisory Committee request the assignment of such employees, matters concerning the independence of such employees from directors (excluding directors serving on the Audit and Supervisory Committee) and matters related to ensuring the effectiveness of instructions given by the Audit and Supervisory Committee to such employees
The Company shall assign employees assisting the Audit and Supervisory Committee. Such employees shall execute the duties under the instructions given by the Audit and Supervisory Committee in assisting executions of duties by the Audit and Supervisory Committee and shall not receive instructions from directors(excluding directors serving on the Audit and Supervisory Committee).
(g) System for reporting by Directors and employees of the CCBJI Group to the Audit and Supervisory Committee and systems to ensure that reporting parties do not receive disadvantageous treatment as a result of such reports
① Upon discovery of any incident that could cause the CCBJI Group substantial damage, such as acts in violation of laws and regulations, the Directors (excluding Directors serving on the Audit and Supervisory Committee), Executive Officers, employees and others of the Company shall immediately report the matter to the Audit and Supervisory Committee.
② The Internal Audit Department and the Risk Management Committee shall regularly report internal audit results and the status of other activities in the CCBJI Group to the Audit and Supervisory Committee.
③ The department in charge of compliance shall regularly report the status of whistle-blowing in the CCBJI Group to the Audit and Supervisory Committee.
④ The Company shall prohibit from treating unjustly of the reporter to the Audit and Supervisory Committee, and ensure that this matter would be informed to all the executives and employees of the group.
(h) Matters concerning procedures for advance payment or reimbursement of expenses incurred in the course of performance of duties by Directors serving on the Audit and Supervisory Committee and policies related to processing expenses or liabilities arising from performance of duties by Directors serving on the Audit and Supervisory Committee
The Company establishes enough budget for Directors serving on the Audit and Supervisory Committee each year to fulfill the performance of their duties.
(i) Other systems to ensure that the Audit and Supervisory Committee’s audit is conducted effectively
① The Representative Director and the Audit and Supervisory Committee shall hold a meeting on a regular basis to exchange opinions in order to communicate with each other.

② The Representative Director shall prepare an environment so that the Audit and Supervisory Committee is able to cooperate with external experts, such as lawyers and certified public accountants, in the course of its duties whenever it deems it necessary.
③ The Audit and Supervisory Committee shall regularly provide opportunities for the exchange of opinions with the Internal Audit Department and accounting auditors.

b. Overview of the operational status of the system to ensure business adequacy
(a) Initiative for ensuring compliance
The Company has developed its corporate philosophy and Code of Business Conduct & Ethics for the entire CCBJI Group so that all officers and employees will comply with laws and regulations and the Articles of Incorporation to act in conformity with social norms, and notifications are being ensured by holding briefing sessions, etc.
Additionally, CCBJI Group Ethics & Compliance Committee is held 4 times a year with the President as the Chairperson to work upon reinforcement of the compliance structure and prevention of occurrence of non-compliance cases.
Furthermore, Regulations for Handling Whistle-Blowing has been developed, and an internal whistle-blowing system is being operated by establishing Ethics & Compliance Reporting Hotline internally and at an external law office to work upon early detection and improvement of non-compliance cases.
(b) Initiative on loss risk management
The Company has developed CCBJI Group Risk Management Regulations, and is working upon preventing occurrence of various risks that may arise for the Company and is ensuring the acts for minimizing the damage in case any risk occurs in a prompt and adequate manner.
Additionally, CCBJI Group Risk Management Committee has been held for 4 times with the President as the Chairperson to hold discussions regarding matters concerning risk management for the Company’s business, and is ensuring risk management activities for the entire CCBJI Group.
Furthermore, in order to suppress the expansion of damage caused by natural disasters, etc., disaster drills and safety confirmation drills are being held assuming an outbreak of a large-scale disaster.
(c) Initiative on ensuring adequacy and efficiency of the jobs conducted
The Company has established the Audit and Supervisory Committee in order to further enrich deliberation on matters with particular importance at the Board of Directors Meeting, whereas determination on conduct of other businesses is entrusted to the Directors.
Additionally, authority is delegated to Executive Officers and Heads of Functions / Departments so that decisions are made regarding business conduct based on the approval authority standard in accordance with the CCBJI Group operational structure to ensure acceleration and streamlining of management decisions made by the management members.
(d) Initiative on ensuring that audit by the Audit and Supervisory Committee be conducted in an effective manner
The Audit and Supervisory Committee is conducting audit for the status of business conduct by the Directors, Executive Officers, and employees in accordance with relevant laws and regulations, the Articles of Incorporation, and the Regulations of the Audit & Supervisory Committee prepared by the Audit and Supervisory Committee by attending to important meetings such as management meetings, etc. for the operating companies consisted of the Directors and Executive Officers, and by referring to the audit results, etc. provided by the departments in charge of internal audit.
The Audit and Supervisory Committee is periodically exchanging opinions regarding such audit results with the Representative Directors.

(2)	Basic Policies on the Control of the Joint-stock Company
The contents of the basic policy at the end of this fiscal year are as follows.
a. Details of Basic Policy
The Company believes that the persons who control decisions on the Company’s financial and business policies need to understand the source of the Company’s corporate value and will make it possible to continually and persistently ensure and enhance the Company’s corporate value and, in turn, the common interests of its shareholders. The Company believes that a decision on any proposed acquisition that would involve a change of corporate control of the Company should ultimately be made based on the intent of its shareholders as a whole. Also, the Company would not reject a large-scale acquisition of the shares in the Company if it would contribute to the corporate value of the Company and, in turn, the common interests of its shareholders.
However, there are some forms of large-scale acquisition of shares that benefit neither the corporate value of the target company nor the common interests of its shareholders: those with a purpose that would obviously harm the corporate value of the target company and, in turn, the common interests of its shareholders; those with the potential to substantially coerce shareholders into selling their shares; those that do not provide sufficient time or information for the target company’s board of directors and shareholders to consider the terms of the large-scale acquisition of shares, or for the target company’s board of directors to present a business plan or an alternative proposal; and those that require the target company to discuss or negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer.
The Company believes that the persons who control decisions on the Company’s financial and business policies need to be persons who (A) fully understand (i) providing freshness and refreshment to people around the world and enrooting the “Coca-Cola” brand, which is now a part of our life style, in local communities; (ii) passionately making efforts to ensure quality and safety in order to provide “quality and safe products for anyone, anytime and anywhere”; (iii) appreciating employees who have a strong sense of responsibility to thoroughly pursue customer satisfaction, and treasuring each employee’s challenges and lifestyle; and (iv) contributing to local communities and proactively dealing with environmental issues with a strong sense of responsibility as a corporate citizen that continues to strive to assist in the realization of an affluent society, (B) preserve relationships of mutual trust with customers, business partners, shareholders and employees and perform to their expectations, and (C) make it possible to continually and persistently ensure and enhance the Company’s corporate value and, in turn, the common interests of its shareholders from a mid- to long-term perspective.
Therefore, the Company believes that a person who would make a large-scale acquisition of the shares in the Company in a manner that does not contribute to the corporate value of the Company and, in turn, the common interests of its shareholders would be inappropriate to become a person who would control decisions on the Company’s financial and business policies.
The Company believes that it is necessary to ensure and enhance the corporate value of the Company and, in turn, the common interests of its shareholders by taking the necessary and reasonable countermeasures against a large-scale acquisition of the shares in the Company by such a person.

b. Initiatives to realize the basic policies
 (a) Summary of special initiatives that contribute to realizing the basic policies
The Group not only assumes a leading role in transforming Coca-Cola business in Japan by deploying various joint initiatives such as product development and test marketing with The Coca-Cola Company and Coca-Cola Japan Co., Ltd (100% funded by The Coca-Cola Company) as a strategic partner, but also strives to become a company trusted by the stakeholders of consumers, customers, shareholders and employees.
While major growth of soft drink industry cannot be expected as the market already matured, restructuring further escalates for survival with increased number of business alliances among soft drink companies and the business environment surrounding our company is projected to be more intense.
 Under such circumstances, the Group made progress building a foundation that enables future growth and raises profit generation capabilities in order to drive transformations of the Group business structure with a long-term perspective and to deliver sustainable growth. This was achieved with the three pillars of “Growth”, “Efficiency” and “Structure” as basic strategies, and with each basic strategy being put into solid action.
 The Company also made a transition to a company with the Audit and Supervisory Committee after gaining approval at the General Meeting of the Shareholders for the fiscal year ended December 31, 2015 on March 23, 2016 in order to further reinforce the governance system. The Company has introduced corporate executive officer system and implemented a reform of the Board of Directors in March 1999 to separate decision making, business management and business execution functions, the Company stipulated in its Articles of Incorporation Article 26 that “In accordance with Article 399-13, Paragraph 6 of the Companies Act, based on that resolution, the Board of Directors may delegate all or a portion of decisions regarding the execution of important duties (excluding the items listed in Paragraph 5 of the same article) to the Directors.” associated with the shift to allow more fruitful deliberations of highly important matters in Board Meeting and facilitates speedy decision making of other matters by the management below Representative Director. In addition to setting up a system that allows directors including standing Directors serving on the Audit and Supervisory Committee to participate important meetings such as Management Committees that is made up of Corporate Officers and to fully monitor business executions of Corporate Officers and a system was put in place to consult with lawyers s and accounting auditors for advice as needed in the event of any uncertainties in the business executions.

(b) Outline of measures to prevent inappropriate persons from controlling the finance and business policy decisions of the Company in light of the basic policy
Upon any substantial acquisition of the Company shares, the Company strives to proactively collect and timely disclose information in order to ensure and improve the corporate value of the Company and the common interest of shareholders as well as make appropriate measures as needed under the scope permitted by laws and regulations and the Articles of Incorporation.
When Board Meeting determines it necessary to reapply anti-takeover measures in order to ensure and improve the corporate value of the Company and the common interest of shareholders, taking into considerations of the future trend of the society, the Company consults with shareholders at the Meeting of Shareholders as stipulated in the Articles of Incorporation for decision of the implementation.

 c. Decisions of the Company’s Board of Directors regarding specific measures and reasons therefor
 The measure described in the previous b. (a) was introduced as a specific measure to continuously and sustainable improve the corporate value of the Company and the common interest of shareholders, and are consistent with the Company’s basic policy.
 In addition, the measure described in the previous b. (b) was introduced as a specific measure to ensure and improve the corporate value of the Company and the common interest of shareholders as needed under the scope permitted by laws and regulations and the Articles of Incorporation focusing on the intention of shareholders, and it is not intended to undermine the shareholders’ common interests or preserve the positions of the Company officers.

Notes to Consolidated Financial Statements

(Notes to significant matters as the basis for preparation of consolidated financial statements)
1.	Matters on the scope of consolidation
(1)	Number of consolidated subsidiaries: 24
From the first quarter of this consolidated accounting period, the consolidated subsidiary, Pacific Ace Nishinihon Co., Ltd., has been excluded from the scope of consolidation, in conjunction with the implementation of the absorption-type merger of Pacific Ace Nishinihon Co., Ltd. by the consolidated subsidiary, Nishinihon Beverage Co., Ltd., effective as of January 1, 2017.
Accompanying Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary company through a share exchange on April 1, 2017, that company and its two subsidiaries have been included in the scope of consolidation from the second quarter of FY 2017. Furthermore, as Coca-Cola East Japan Co., Ltd. owns the shares of Coca-Cola Business Sourcing Company, Limited, Coca-Cola Business Integrated Business Systems Co., Ltd., Coca-Cola Customer Marketing Co., Ltd., and FV Corporation Co., Ltd., and the share ownership ratio of the Group has increased, these four companies have been included in the scope of consolidation from the second quarter of FY 2017.
(2)	Names of major consolidated subsidiaries
The names of major consolidated subsidiaries are as described in “(8) Status of Significant Subsidiaries 1. Current Status of the Coca-Cola Bottlers Japan Group, Business Report”.

2.	Matters on the application of the equity method
(1)	Number of affiliates accounted for using the equity method: 2
Affiliates accounted for using the equity method
APEX Nishi-Nihon Corporation
Resources Co., Ltd.
As the four companies of Coca-Cola Business Sourcing Company, Limited, Coca-Cola Business Integrated Business Systems Co., Ltd., Coca-Cola Customer Marketing Co., Ltd., and FV Corporation Co., Ltd. were included in the scope of consolidation from the second quarter of FY 2017 accompanying Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary company through a share exchange on April 1, 2017, they have been excluded from the scope of equity method application.
(2)	Number of affiliates not accounted for using the equity method: 1
Affiliate not accounted for using the equity method
TEAMS Co., Ltd.
TEAMS Co., Ltd. became an affiliate not accounted for using the equity method as the Company acquired shares in TEAMS Co., Ltd. on March 30, 2017.
(3)	Reason for not applying the equity method
The affiliate not accounted for using the equity method is excluded from the scope of the application of the equity method because its impact on the consolidated financial statements is considered to be minor in terms of factors such as net income or loss and retained earnings that correspond to the proportion of the interest held by the Company, and immaterial as a whole.

3.	Matters on the fiscal year, etc. of consolidated subsidiaries
The end of the fiscal year of all consolidated subsidiaries is consistent with the consolidated closing date.

4.	Matters on accounting standards
(1)	Evaluation criteria and methods for important assets
a.	Marketable securities
(a)	Bonds held to maturity
Amortized method (fixed cost method) is adopted.
(b)	Other marketable securities
Those with market value
The market value method (valuation difference is treated entirely by the equity method and cost of sales is calculated by the moving average method) based on the market price etc. at the end of the current consolidated fiscal year is adopted.
Those without market value
The cost method based mainly on the moving average method is adopted.
b.	Derivatives
The market value method (excluding those for which the appropriation treatment is applicable) is adopted.
c.	Inventory assets
(a)	Merchandise, finished goods, work in progress and raw materials
Mainly, cost method (method of devaluing book value based on declining profitability with respect to the balance sheet value) based on the gross average method is adopted.
(b)	Supplies
Mainly, cost method (method of devaluing book value based on declining profitability with respect to the balance sheet value) based on the moving average method is adopted.
(2)	Method of depreciation for important depreciation assets
a.	Property, plant and equipment (excluding lease assets)
(a)	Sales equipment
It is based on the fix cost method, and the main service life is 9 years.
(b)	Other than sales equipment
Mainly using the fix cost method, the main service lives are as follows.
Buildings and structures	3 to 60 years
Machinery, equipment and vehicles	4 to 20 years
b.	Intangible assets (excluding lease assets)
Using the fix cost method, the main service lives are as follows.
Computer software	5 years	(estimated internal usable life)
Franchise intangible	20 years
c.	Lease assets
The fix cost method is adopted, with the lease term as the service life and the residual value as zero.

(3)	Criteria for recording significant allowances
a.	Allowance for doubtful accounts
In order to prepare for losses on bad debts such as accounts receivable, loans receivable, etc., for general receivables, based on the historical bad debt ratio; for specific claims such as doubtful receivables, the Company individually considers the possibility of collection, and records the estimated amount of uncollectible amount.
b.	Provision for sales and promotion expenses
Based on the point program for sales promotion which is adopted in some consolidated subsidiaries, the Company records the amount that is expected to be used in the future as of the end of this consolidated fiscal year, in order to prepare for use of points granted to customers.
c.	Allowance for bonuses
In order to prepare for the payment of bonuses for employees, the Company records an estimated payment amount as of the end of this consolidated fiscal year.
d.	Allowance for officers’ bonuses
In order to prepare for the payment of bonuses for officers, the Company records an estimated payment amount as of the end of this consolidated fiscal year.
e.	Allowance for directors’ retirement benefits
In order to prepare for the payment of directors’ retirement benefits, some consolidated subsidiaries record estimated necessary amounts as of the end of this consolidated fiscal year based on the internal regulations.
f.	Allowance for environmental measures
In order to prepare for disposing polychlorinated biphenyl waste kept in storage, the Company records an estimated accrued amount at the end of this consolidated fiscal year.
(4)	Method of accounting related to retirement benefit
a.	Method for attributing estimated amount of retirement benefits to periods
As for the method of attributing the estimated amount of retirement benefits for the period until the end of the current consolidated fiscal year, benefit calculation formula is used when calculating the retirement benefit obligations.
b.	Actuarial differences and prior service cost
Actual gains and losses are amortized by the straight-line method over a period within the average remaining service years for employees (mainly 10 years) at the time of recognition and allocated proportionately from the fiscal year following the respective fiscal year of recognition.
Prior service cost (reduction of liability) is amortized by the straight-line method over a period within the average remaining service year for employees (1 year) at the time of recognition.
(5)	Significant hedge accounting method
a.	Method of hedge accounting
For forward foreign exchange contracts and merchandise swap transactions, deferred hedge accounting is adopted. Foreign currency-denominated accounts payable with forward foreign exchange contracts are accounted for based on the designated hedge accounting method.
In addition, forward foreign exchange contracts and transactions related to commodity swaps are carried out at Coca-Cola Business Sourcing Co., Ltd., a consolidated subsidiary of the Company.

b.	Hedging instruments and hedged items
(a)	Hedging instruments: Forward foreign exchange contracts
Hedged items: Foreign currency-denominated accounts payable due to import of raw materials and forecast transactions in foreign currency
(b)	Hedging instruments: Commodity swaps
Hedged items: Resale prices of materials / raw materials and prices of finished goods
c.	Hedging policy
uses forward foreign exchange contracts. The Company also engages in commodity swap transactions to hedge commodity price fluctuation risk on commodity purchase transactions.
d.	Method of assessing hedge effectiveness
Hedge effectiveness is assessed by comparing the market price fluctuation of hedged items with that of hedging instruments.
(6)	Method and period for amortization of goodwill
Goodwill is equally amortized over an estimated period during which its effects are manifested (within 20 years after recording).
(7)	Other significant matters for preparing consolidated financial statements
Accounting of consumption tax, etc.
It is based on the tax exclusion method.

(Notes regarding Changes in Accounting Policies)
(Notes regarding changes in accounting policies that are difficult to distinguish from changes in accounting estimates and changes in accounting estimates)
(Changes in depreciation method and useful life)
The Company and some of its consolidated subsidiaries had mainly used the declining balance method to calculate depreciation of property, plant and equipment (excluding sales equipment and leased assets). From the current consolidated fiscal year, however, this has been changed to using the straight-line method.
The business integration with Coca-Cola East Japan Co., Ltd. consummated as of April 1, 2017 gives us a stronger business platform and by bringing together the know-how in the areas of sales and manufacturing that both companies have cultivated over the past years, it will allow us to build an optimal production system covering a wide geographical area. Consequently, as we expect to be able to benefit from the long-term and stable use of property, plant and equipment (excluding sales equipment and leased assets), using straight-line depreciation to distribute the expense over its useful life will appropriately reflect the pattern of consumption of economic benefits for such property, plant and equipment, therefore we have changed our depreciation method to the straight-line method.
The Company and some of its consolidated subsidiaries also used the opportunity provided by the change in our depreciation method to review actual status of the usage of property, plant and equipment. Previously, we had set the key service life of manufacturing machinery and equipment at 10 years, but as a result of our review we have revised it to 7-20 years – a predicted economic life that more accurately reflects the actual status – and have made changes extending into the future.
We also took the opportunity provided by the change in our depreciation method for property, plant and equipment to devalue the residual value of property, plant and equipment after the elapse of its useful life to a memorandum value of one yen, from the current consolidated fiscal year.
Compared to the previous method, the aforementioned changes have resulted in an increase in operating profit, recurring profit and profit before income taxes of 1,374 million yen, 1,352 million yen and 1,364 million yen, respectively, for the current consolidated fiscal year.

(Notes regarding Consolidated Balance Sheet)

1.	Assets pledged as collateral and secured liabilities
	(1)	Assets pledged as collateral
		Buildings and structures	127 million yen
		Machinery, equipment and vehicles	0 million yen
		Land	201 million yen
		Total	329 million yen
	(2)	Secured liabilities
		Current portion of long-term loans payable	17 million yen
		Long-term loans payable	166 million yen
		Total	183 million yen

2.	Accumulated depreciation of property, plant and equipment		319,276 million yen

3.	Processing method of notes matured at the end of fiscal year
Notes matured at the end of fiscal year are settled as of the clearing day. Since the last day of the current consolidated fiscal year was the holiday of financial institutions, notes matured at the end of fiscal year are included in the balance at the end of the fiscal year as follows:
		Trade notes and accounts receivable	16 million yen

(Notes regarding Consolidated Statement of Changes in Shareholders’ Equity)
1. Matters related to the total number of issued and outstanding shares
Type of shares	Number of shares as of January 1, 2017	Number of increased shares for the current consolidated fiscal year	Number of decreased shares for the current consolidated fiscal year	Number of shares at the end of current consolidated fiscal year
Common stock	111,125 thousand shares	95,142 thousand shares	–	206,268 thousand shares

2. Matters concerning dividends of surplus
(1) Dividends paid
Resolution	Type of shares	Total amount of dividends (million yen)	Dividend per share amount (Yen)	Reference date	Effective date
March 22, 2017 Ordinary general meeting of shareholders	common stock	2,619	24	December 31, 2016	March 23, 2017
August 1, 2017 Board meeting	common stock	4,493	22	June 30, 2017	September 1, 2017
(2) Among the dividends whose reference dates belong to the current consolidated fiscal year, the dividends whose effective date come after the end of the current consolidated fiscal year.
Resolution	Type of shares	Total amount of dividends (million yen)	Source of dividends	Dividend per share amount (Yen)	Reference date	Effective date
March 27, 2018 Ordinary general meeting of shareholders	common stock	4,493	Retained earnings	22	December 31, 2017	March 28, 2018

(Notes regarding financial instruments)
1. Matters concerning the situation of financial instruments
(1) Policy on financial instruments
Regarding fund management, the Company Group places emphasis on safety, ensures liquidity and pursues profitability. Regarding fund procurement, the Company is planning to procure short-term loans for operating capital from banks, and to procure necessary funds in the mid- and long-term at the best time and in the best means considering trends in financial markets.
(2) Contents of financial instruments and their risks
Trade notes and accounts receivable, which are trade receivables, are exposed to customer’s credit risk. But most of them are due within 3 months. In addition, marketable securities and investment marketable securities are mainly stocks with business relationships and temporary surplus funds managed bonds, and are exposed to market price fluctuation risk and credit risks.
Most of trade notes and accounts payable, which are operating obligations, are due within 3 months.
Loans payable and bonds payable are intended to raise funds related to capital expenditures. The longest redemption date is nine years after the closing date.
Foreign currency-denominated accounts payable due to import of raw materials and forecast transactions in foreign currency, resale prices of materials / raw materials and prices of finished goods have fluctuation risks such as in foreign exchange rates and commodity prices.
(3) Risk management system related to financial instruments
(i) Management of credit risk (risk related to nonperformance etc. of business partners)
In the Company Group, in accordance with its internal regulations, Sales Division and Financial Division regularly monitor the operating obligation status of business partners, manage the due dates and balance for each business partner, and try to grasp and reduce concerns over collection due to deterioration of the financial situation etc.
(ii) Management of market risk (fluctuation risk of interest rate etc.)
Regarding marketable securities and investment marketable securities, the Company periodically measures the market value and the financial condition of the issuers. For bonds including public and corporate bonds, since only those with high credit ratings are subject to our investment, the credit risk is insignificant.
Regarding derivatives transactions, the Company follows the “Market Risk Management Rules”, etc.
(iii) Management of liquidity risks of raising funds (the risk of becoming unable to make payment on due date)
The Company manages liquidity risks by periodically preparing and updating funds plan in the Finance Division and maintaining liquidity on hand at a certain level. In addition, the Company has concluded an overdraft contract as a means to prepare for liquidity risks.
(4) Supplementary explanation on matters concerning market value etc. of financial instruments
The market value of financial instruments includes the value based on the market price as well as the value reasonably calculated when there is no market price. Since variable factors are included in the calculation of the above value, the value may vary by adopting different assumptions.

2. Matters concerning market price etc. of financial instruments
The amount recorded on the consolidated balance sheet as of December 31, 2017, the market values and the difference between these amounts are as follows.

Current consolidated fiscal year (December 31, 2017)
	Amount recorded on consolidated balance sheet (million yen)	Market price (million yen)	Difference in amount (million yen)
(1) Cash and deposits	101,858	101,858	－
(2) Trade notes and accounts receivable	69,266
Allowance for doubtful accounts (Note) 2	(307)
Trade notes and accounts receivable (Net)	68,959	68,959	－
(3) Marketable securities and investment marketable securities (Note) 3
(i) Bonds held to maturity	17,000	17,000	－
(ii) Other marketable securities	27,936	27,936	－
Total assets	215,753	215,753	－
(1) Trade notes and accounts payable	40,496	40,496	－
(2) Accrued income taxes	8,356	8,356	－
(3) Other accounts payable	55,410	55,410	－
(4) Bonds payable	66,000	67,006	1,006
(5) Long-term borrowings	13,848	13,732	(116)
Total liabilities	184,112	185,002	889
(Notes) 1. Matters concerning the calculation method of market price of financial instruments and marketable securities
Asset
(1) Cash and deposits, (2) Trade notes and accounts receivable
Since the market value is almost the same as the book value, as it is settled in a short time, the amount is stated at the book value.
(3) Marketable securities and investment marketable securities
For these market prices, the stock price is based on the price at the stock exchange, and the bonds are based on the price at the stock exchange or the price presented by the counterparty financial institutions.

Liability
(1) Trade notes and accounts payable, (2) Accrued corporate taxes, and (3) Other accounts payable
Since these are settled in a short period of time, market price is almost equal to the book value, so it is based on the book value.

(4) Bonds payable
Market prices of bonds payable are based on market prices.
(5) Long-term loans payable
Long-term loans payable with fixed interest is calculated based on the present value calculated by discounting the total of principal by the interest rate assumed when similar new loans are made. On the other hand, market value of loans with floating interest rate is similar to the book value because the market interest rate is reflected in the short term, thus the market price is based on the book value. The long-term borrowings included in the consolidated balance sheet, which is planned to be redeemed within one year, are included in this item.

2. The Company deducts allowance for doubtful accounts which is recorded against trade notes and accounts receivable.

3. Non-listed stocks included in investment marketable securities (3,274 million yen of the carrying amount on the consolidated balance sheet) and investments in partnerships (255 million yen of the carrying amount on the consolidated balance sheet) are not included in “(3) Marketable securities and investment marketable securities”, as the identification of market value is deemed extremely difficult, due to the absence of market value and the inability to estimate future cash flow.

(Notes regarding real estate including rental property)
1. Matters regarding the status of real estate including rental property
The Company and its some consolidated subsidiaries own underutilized real estate and real estate for rental in Kyushu, Kanto and other areas.
2. Matters regarding market value, etc. of real estate including rental property
Carrying amount on consolidated balance sheet (million yen)	Market value at the end of the fiscal year ended December 31, 2017 (million yen)
10,326	13,032
(Notes) 1. The carrying amount is the amount calculated by deducting accumulated depreciation from acquisition cost.
 2. With regard to principal properties, the market value at the end of the fiscal year ended December 31, 2017 is the amount based on the real estate appraisal report prepared by an external real estate appraiser. However, if no significant changes have occurred in certain appraisal value or indicators that are deemed to properly reflect market value since the acquisition from a third party or the most recent appraisal, the market value is based on the amount that is adjusted using the applicable valuation and indicators.
As for properties of less importance, a certain valuation or a value, etc. based on the indices which are deemed to properly reflect market prices are employed as the market value.

(Notes regarding tax effect accounting)
Breakdown by major causes of deferred tax assets and deferred tax liabilities
Deferred tax assets
Depreciation amount	6,388 million yen
Land valuation difference	6,636 million yen
Net defined benefit liability	7,121 million yen
Deferred deficit	600 million yen
Impairment loss	1,077 million yen
Unrealized net gains (losses) on other marketable securities	127 million yen
Other	7,329 million yen
Subtotal of deferred tax assets	29,281 million yen
Valuation reserve	(9,430) million yen
Total of deferred tax assets	19,851 million yen
Deferred tax liabilities
Reserve for reduction entry	(1,483) million yen
Land valuation difference	(16,039) million yen
Gains on establishment of retirement benefit	(1,377) million yen
Unrealized net gains (losses) on other marketable securities	(4,447) million yen
Franchise intangible	(15,346) million yen
Other	(1,611) million yen
Total of deferred tax liabilities	(40,304) million yen
Net deferred tax liabilities	(20,453) million yen

(Notes regarding retirement benefits)
1. Outline of adopted retirement benefit program
The Company Group’s primary retirement benefit program has a corporate pension fund program as a defined benefit type plan and a defined contribution pension plan as a defined contribution type program. In addition, extra retirement payment may be paid upon retirement of employees.

2.  Defined benefit program
(1)   Adjustment table of opening balances and closing balances of retirement benefit obligation
Opening balance of retirement benefit obligation	46,940	million yen
Service cost	3,124	million yen
Interest cost	775	million yen
Amount of actuarial difference	783	million yen
Payment amount of retirement benefit	(5,768)	million yen
Increased amount due to new consolidation	92,933	million yen
other	(38)	million yen
Closing balance of retirement benefit obligation	138,749	million yen
(Note) Some consolidated subsidiaries adopt the simplified method in calculating retirement benefit obligation.

(2)   Adjustment table of the opening balance and the closing balance of pension
Opening balance of pension asset	43,558	million yen
Expected investment income	3,252	million yen
Amount of actuarial difference	5,107	million yen
Contribution from employer	1,498	million yen
Payment amount of retirement benefit	(5,473)	million yen
Increase amount due to new consolidation	70,705	million yen
Closing balance of pension asset	118,649	million yen

(3)   Adjustment table of retirement benefit obligation, closing balance of pension asset, liability related to payment of retirement benefit and retirement benefit asset recorded in consolidated balance sheet
Retirement benefit liability of funding program	128,174	million yen
Pension asset	(118,649)	million yen
	9,525	million yen
Retirement benefit obligation of unfunded program	10,575	million yen
Net of liability and asset recorded in consolidated balance sheet	20,100	million yen

Liability related to payment of retirement benefit	20,358	million yen
Retirement benefit asset	257	million yen
Net of liability and asset recorded in consolidated balance sheet	20,100	million yen
(Note) Some consolidated subsidiaries adopt the simplified method in calculating retirement benefit obligation.

(4)   Amount of cost on retirement benefit payment and its breakdown
Service cost (Note)	3,124	million yen
Interest cost	775	million yen
Expected investment income	(3,252)	million yen
Actuarial difference processing cost	1,017	million yen
Processing cost for past services	(176)	million yen
Other	2,097	million yen
Cost on retirement benefit related to defined benefit plan	3,585	million yen
 (Note) Retirement benefit expenses of consolidated subsidiaries adopting the simplified method are included.

(5)   Adjusted amount related to retirement benefits
Cost for past services	(176)	million yen
Actuarial difference	5,341	million yen
Total	5,165	million yen

(6)   Adjusted cumulative total on retirement benefits
Unrecognized cost for past services	－	million yen
Unrecognized actuarial difference	(4,580)	million yen
Total	(4,580)	million yen

(7)   Matters concerning pension assets
a. Main breakdown of pension assets
The ratio of each classification to the total pension assets is as follows.
Alternative (Note)	14.3%
General account	22.1%
Bonds	29.3%
Stocks	33.5%
Other	0.8%
Total	100.0%
(Note) Alternative means investments in Funds of Funds etc.

b. Method of setting long–term expected investment income rate
In order to determine the long-term expected investment income rate of pension assets, we consider the current and anticipated allocation of pension assets and the long-term rate of return expected from various assets comprising pension assets in the present and future.

(8) Matters concerning actuarial calculation basis of the end of current consolidated fiscal year (shown by weighted)
Discount rate	0.5 – 1.1%
Long-term expected investment income rate	2.0 – 4.5%

3. Defined contribution pension plan
The contribution amount required for the defined contribution pension plan of the Company and consolidated subsidiaries is 1,935 million yen.

(Notes to impairment loss)
During the current consolidated fiscal year, the Company group recorded impairment loss on the following asset groups.
Region	Use	Number of locations	Type	Impairment loss (million yen)
Kinki	Idle assets	2	Buildings and structures Land Software Other	17 1 53 18
Shikoku	Idle assets	2	Buildings and structures Land	5 8
"	Rental asset	1	Land	132
Kyushu	Idle assets	6	Buildings and structures Land	23 46
－	－	－	Goodwill	291

The Company group is grouping the business assets into the soft drink business and the healthcare & skincare business, which are business units in management accounting that continually manage income and expenditure. For rental assets and idle assets, signs of impairment are judged by regarding each individual property as the smallest unit of grouping.
For the land of the target locations among idle assets whose land prices etc. have declined in the previous consolidated fiscal year, and for the land and buildings of the target locations among the rental assets whose profitability have declined and the idle assets whose land prices etc. have declined in the current consolidated fiscal year, the book values are reduced to the recoverable amount, and such decreases are recorded as impairment loss.

Also, in the previous and current consolidated fiscal year, goodwill generated at the time of acquisition of shares of Q’SAI CO., LTD., a consolidated subsidiary of the Company, was impaired as the expected revenue became no longer viable, thus the Company has reduced its book value to the recoverable amount and has recorded the decrease as impairment loss.
The recoverable value of rental assets and idles assets is calculated based on real estate appraisal value etc. Goodwill’s recoverable amount is measured based on the usage value calculated at discount rate of 5.7% for the previous consolidated fiscal year and the current consolidated fiscal year.

(Note regarding additional information)
(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
“Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the current consolidated fiscal year.

(Business combinations)
(Business combination through acquisition
The Company agreed to conduct a business integration with Coca-Cola East Japan Co., Ltd. (hereinafter, “CCEJ”) through a combination of a share exchange and an absorption-type company split (hereinafter, the “business integration”) at a meeting of the Board of Directors held on September 30, 2016, and the Company and CCEJ entered into an integration agreement and on the same day a share exchange agreement for the exchange of shares with the Company as the wholly owning parent company and CCEJ as the wholly owned subsidiary (hereinafter, the “share exchange”). In addition, in order for the Company to shift to a holding company structure upon the business integration, the Company decided to conduct an absorption-type company split to transfer the rights and obligations of all businesses other than its group management/administration operations and the management of its assets (hereinafter, the “company split”) to the New CCW Establishment Preparation Company that was established as a wholly owned subsidiary of the Company.
The share exchange was approved by the ordinary general meetings of shareholders of the Company and CCEJ, while the company split was approved by the ordinary general meeting of shareholders of the Company, and the share exchange and the company split were conducted on April 1, 2017.
For details on the company split, please refer to “Notes to Consolidated Financial Statements, Business combinations (Business divestiture to consolidated subsidiary)”.

1. Summary of business combination
(1) Name and description of business of acquired company
Name: Coca-Cola East Japan Co., Ltd.
Description of business: Manufacturing, processing, and sales of soft drinks
(2) Reasons for business combination
In the Japanese soft drinks industry, a difficult operating environment continues as the needs of customers (consumers) and clients are diversifying and sales competition between soft drinks companies is becoming more intense.
While both companies have strengthened cooperation up until now in fields such as marketing, manufacturing, and procurement as members of the Coca-Cola system in Japan, discussions regarding the business integration were advanced in order to enable to capture new business opportunities and enable sustainable growth even in face of this difficult operating environment.

Through the business integration, we will promptly respond to the increasingly competitive environment by building stronger management foundations and combining the know-how both companies have fostered up until now including sales activities from the customer’s perspective and improvements in productivity in the field of manufacturing. Furthermore, the conclusion was reached that it would be possible to increase value for all stakeholders including consumers, customers, suppliers, shareholders, and employees by creating an operating structure as the third largest Coca-Cola bottler in the world in terms of revenue.
(3) Date of business combination
April 1, 2017
(4) Legal form of the business combination
Share exchange with the Company as the wholly owning parent company and CCEJ as the wholly owned subsidiary
(5) Name of company after the combination
Coca-Cola Bottlers Japan Inc.
(6) Ratio of voting rights acquired
Ratio of voting rights owned immediately before the business combination: 0.02%
Ratio of voting rights after acquisition: 100.00%
(7) Main basis leading to determination of the acquiring company
As a result of the acquisition of 100% of the voting rights of CCEJ through a share acquisition with shares delivered by the Company as consideration.

2. Period of business results of acquired company included in the consolidated financial statements
April 1, 2017 to December 31, 2017

3. Acquisition cost of the acquired company and breakdown of those costs
Market value on the business combination date of the common shares of East Japan Co., Ltd. held immediately before the business combination	50 million yen
Market value of the Company’s common shares delivered on the date of business combination	341,562 million yen
Acquisition cost	341,612 million yen

4. Exchange ratios and calculation methods, and number of shares delivered by class of shares
(1) Common share exchange ratio
0.75 common shares of the Company for 1 common share of CCEJ
(2) Calculation method for the share exchange ratio
The Company selected SMBC Nikko Securities Inc. and CCEJ selected JP Morgan Stanley Securities Co., Ltd. as their respective third-party financial advisors and requested these institutions to calculate the share exchange ratios for use in the share exchange. In reference to the results of calculation by these third-party financial advisors, in comprehensive consideration of factors including the financial position, the status of assets, and the future outlook based on the results of due diligence, and as a result of careful negotiations and discussions on the share exchange ratio, the final decision was reached that the share exchange ratio was reasonable, and the share exchange ratio was determined and agreed to at meetings of the Board of Directors of both companies held on September 30, 2016.

(3) Number of share delivered
Common shares: 95,142,879 shares
(4) Content and amount of major acquisition related expenses
Advisory expenses etc.: 874 million yen

5. Difference between acquisition cost of the acquired company and total acquisition cost for each transaction leading to acquisition
Marginal gain on step acquisition: 53 million yen

6. Amount of goodwill that occurred, reason for occurrence, amortization method, and amortization period
(1) Amount of goodwill that occurred
58,170 million yen
(2) Reason for occurrence
Because the acquisition cost exceeds the net amount allocated to the assets acquired and liabilities assumed, that surplus has been recorded as goodwill.
(3) Amortization method and amortization period
Evenly amortized over 20 years

7. Amounts of assets acquired and liabilities assumed on the day of the business combination and the breakdown of main items
Current assets	150,219	million yen
Fixed assets	327,724
Total assets	477,943
Current liabilities	(115,768)
Long-term liabilities	(77,895)
Total liabilities	(193,663)

(Business divestiture to consolidated subsidiary
As described in “Notes to Consolidated Financial Statements, Business combinations, Business combination through acquisition,” the Company conducted an absorption-type company split to transfer the rights and obligations of all businesses other than its group management/administration operations and the management of its assets to New CCW Establishment Preparation Company (hereinafter, “New CCW”), a consolidated subsidiary of the Company.

1. Overview of transactions
(1) Name and description of business of companies in the business combination
Surviving entity of the absorption-type company split
Name: New CCW Establishment Preparation Company
Description of business: Manufacturing and sales of beverages and foods
Splitting company of the absorption-type company split
Name: Coca-Cola Bottlers Japan Inc. (formerly Coca-Cola West Japan Co., Ltd.)
Description of business: Manufacturing and sales of beverages and foods
(2) Date of business combination
April 1, 2017

(3) Legal form of the business combination
Absorption-type company split with the Company as splitting company of the absorption-type company split and New CCW as the surviving entity of the absorption-type company split
(4) Name of company after the combination
Coca-Cola West Japan Co., Ltd.

2. Overview of accounting treatment conducted
Handled as transactions under common control based on Accounting Standard for Business Combinations (ASBJ Statement No. 21 dated September 13, 2013) and for Accounting Standard for Business Divestures (ASBJ Statement No. 7 dated September 13, 2013).

(Per share information)
Net assets per share	3,070.01 yen
Net income per share	144.26 yen

(Significant subsequent events)
Pursuant to the resolution of the Company’s Board of Directors dated October 27, 2017, an absorption-type merger was conducted on January 1, 2018, in which Coca-Cola East Japan Co., Ltd., a subsidiary of the Company, became the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. became the non-surviving companies.

1.     Objective of the merger
Since the launch of Coca-Cola Bottlers Japan Inc. as a new company established through a business integration on April 1, 2017, the Company has been pushing forward the integration of organizations and businesses with a sense of speed, while operating the businesses by function, based on one of the Company’s guiding principles to become “one company, one management.” In order to accelerate the ongoing integration process and drive its growth further, the Company decided to restructure its group organizations as of January 1, 2018, to start anew as “one company, one management” both in name and substance from the beginning of 2018. As part of the organizational restructuring, the Company decided to conduct an absorption-type merger with the group companies where Coca-Cola East Japan Co., Ltd. is to become the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. are to become the non-surviving companies.

2.     Overview of the merger
(1) Names and descriptions of business of companies in the business combination
Surviving company
Name:          Coca-Cola East Japan Co., Ltd.
Description of business:          Manufacturing and sale of beverages and food
Non-surviving companies
Name:          Coca-Cola West Co., Ltd.
Description of business:          Manufacturing and sale of beverages and food
Name:          Coca-Cola Business Sourcing Co., Ltd.
Description of business:          Purchase of raw materials and materials

(2) Date of business combination
January 1, 2018
(3) Legal form of the business combination
Absorption-type merger in which Coca-Cola East Japan Co., Ltd. became the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. became the non-surviving companies, both of which dissolved
(4) Name of company after the combination
Coca-Cola Bottlers Japan Inc.

3.     Overview of accounting treatment conducted
The merger was accounted for as a transaction under common control based on the Accounting Standard for Business Combinations” (ASBJ Statement No. 21 dated September 13, 2013) and the “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 dated September 13, 2013).

Notes to Non-consolidated Financial Statements

(Notes to matters concerning significant accounting policies)
1. Valuation standards and methods for securities
 (1) Securities held to maturity
Amortized cost method (straight-line method) is applied.
 (2) Shares of subsidiaries and affiliated companies
Cost method based on the moving average method is applied.
 (3) Other securities
Securities with available market values:
Market value method based on the market price, etc. at the fiscal year-end of the current term is applied. (Valuation differences are to be reported as a component of shareholders’ equity, and the costs of securities sold are to be calculated by the moving average method.)
Securities without available market values:
Cost method mainly based on the moving average method is applied.
2. Depression method used for fixed assets
 (1) Tangible fixed assets
Durable years of major items below are calculated as follows, based on the straight-line method.
Buildings                                                        3-50 years
 (2) Intangible fixed assets
Straight-line method is applied.
3. Basis for recording allowances
 (1) Allowance for bonuses
In order to prepare for the payment of bonuses for employees, the Company records an estimated payment amount that has been incurred for this fiscal year.
 (2) Allowance for officers’ bonuses
In order to prepare for the payment of bonuses for officers, the Company records an estimated payment amount as of the end of this fiscal year.
4. Other significant matters for preparation of the non-consolidated financial statements
Accounting treatment for consumption tax, etc.
Before-tax method is applied

(Notes to the changes in accounting policies, etc.)
(Notes to the changes in accounting policies on areas where it is difficult to distinguish from the changes in accounting estimate and to the changes in accounting estimate)
(Changes in the depreciation method and durable years)
Until the previous fiscal year, the Company has been applying the declining-balance method to calculate the depreciation of tangible fixed assets (excluding sales equipment and lease assets).
From this fiscal year, the Company has changed the calculation method to straight-line method.
Through the business merger with Coca-Cola East Japan Co., Ltd. on April 1, 2017, the Company is now capable of building a stronger business foundation and developing optimal production structure in wider geographical areas by combining the know-how on sales and manufacturing that both companies have been accumulating over the years. Since the Company can now expect to use the tangible fixed assets (excluding sales equipment and lease assets) more stably for a longer period of time, it would be reasonable to distribute the depreciation cost evenly throughout the durable years. The Company therefore determined to change the method of calculating the depreciation of tangible fixed costs to straight-line method to reflect the pattern of consuming the economic benefits of tangible fixed assets more accurately.
Moreover, while studying the viability of changing the method of calculating the depreciation of tangible fixed costs, the Company has also reviewed the actual usage of its tangible fixed assets. Based on this review, the Company has decided to change the durable years of machinery and equipment from 10 years to 7 – 20 years based on the expected period of availability of these machinery and equipment as the source to gain economic benefit from in all the years to come.
After changing the method of calculating the depreciation of tangible fixed assets to the straight-line method, the residual value of these assets after they are completed the durable years has been rounded down to the memorandum value of 1 yen.
Compared to the previous method, the aforementioned changes have resulted in an increase of 213 million yen in operating income and recurring profit, and an increase of 222 million yen in profit before income taxes, respectively, for the current fiscal year.

(Notes to the Non-consolidated Balance Sheet)
1.	Amount of accumulated depreciation of tangible fixed assets 69,703 million yen
2.	Monetary receivables from or payables to subsidiaries and affiliates (excluding the items stated separately in the Balance Sheet)
Short-term monetary receivables	1,004 million yen
Short-term monetary payables	1,440 million yen

(Notes to Non-consolidated Statement of Income)
Transaction amount with affiliated company (excluding the items stated separately in the balance sheet)
Net sales and sales revenue	19,452 million yen
Purchases and outsourced processing fee, etc.	17,970 million yen
Selling, general and administrative expenses	9,708 million yen
Others (non-operating transactions)	3,967 million yen

(Note to Non-consolidated Statement of Changes in Shareholders’ Equity)
Matters concerning class and total number of treasury shares
Type of shares	Shares as of January 1st, 2017	Increase in shares for FY 2017	Decrease in shares for FY 2017	Shares as of December 31st, 2017
Common shares	1,989 thousand shares	31 thousand shares	4 thousand shares	2,015 thousand shares
(Notes)
1. The increase of 31 thousand shares in the common shares of treasury stock is due to the purchase of shares constituting less than one unit.
2. The decrease of 4 thousand shares in the common shares of treasury stock is due to additional purchase of shares constituting less than one unit.

(Notes regarding tax effect accounting)
Breakdown of deferred tax assets and deferred tax liabilities by main cause
Deferred tax assets
Depreciation amount	1,977	million yen
Impairment loss	702	million yen
Stock revaluation of the subsidiary	8	million yen
Other	639	million yen
Sub-total of deferred tax assets	3,328	million yen
Valuation reserve	(765)	million yen
Total of deferred tax assets	2,563	million yen
Deferred tax liabilities
Reserve for reduction entry	(998)	million yen
Land valuation difference	(1,380)	million yen
Other	(74)	million yen
Total of deferred tax liabilities	(2,452)	million yen
Net deferred tax assets	110	million yen

(Notes on transactions with related parties)
Subsidiaries, etc.
Type	Name of company	Address	Capital or investment amount (million yen)	Line of business	Ownership of voting rights (%)	Relationship		Description of transaction	Transaction amount (million yen)	Accounting item	Year-end balance (million yen)
						Interlocking directorate	Business relationship
Subsidiary	Coca-Cola East Japan Co., Ltd.	Minato-ku, Tokyo	100	Manufacture and sales of beverage and food products	Own 100.0	2	Loan of funds	Loan of funds	11,899	Short- term loans to subsidi- aries and affiliates	11,899
Subsidiary	Coca-Cola Business Sourcing Co., Ltd.	Minato-ku, Tokyo	80	Procurement of raw materials, materials and equipment	Own 100.0 indirectly	2	Procurement of raw materials Purchase of sales equipment	Purchase of raw materials Purchase of sales equipment	10,694 1,742	-	-
(Notes)
1. The transaction amount does not include consumption tax, etc. Year-end balance includes consumption tax, etc.
2. Transaction terms and conditions and the policy for deciding on these terms and conditions
(1) Terms and conditions for the transaction with Coca-Cola East Japan Co., Ltd.
Regarding the loan of funds, the interest rate on loans is determined taking market interest rates into account. In addition, the Company has adopted a cash management system for the purpose of improving the group's funds efficiency. Also, transaction amounts are stated in net value.
(2) Terms and conditions for the transaction with Coca-Cola Business Sourcing Co., Ltd.
The purchase of raw materials and sales equipment is decided in the same fashion as general transaction terms based on basic sales agreement, etc.

(Notes to Impairment loss)
In the fiscal year under review, the Company recorded an impairment loss on the following asset groups.
Region	Use	Number of locations	Type	Impairment loss （million yen）
Kinki	Idle asset	1	Land	1
Kyushu	Idle asset	6	Buildings Structures Land	22 0 46

The Company has divided assets for business use into groups by business unit that generates cash continuously based on management accounting system. As for rental property and idle assets, each individual property is recognized as the smallest grouping unit in order to detect and judge any sign of impairment.
For the current fiscal year, of the idle assets of which market value, etc. decreased, the book values of certain pieces of land in the target locations are reduced to their recoverable amounts, and the amount of reduction is recognized as impairment loss.
The recoverable amounts of idle assets are calculated based on the valuation by real estate appraiser, etc.

(Notes on additional information)
(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
 “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the current fiscal year.

 (Notes on business combinations, etc.)
Transaction, etc. under common control
The notes are omitted here, since they are stated under “Notes to Consolidated Financial Statements (notes on business combinations, etc.)”

 (Notes to per share information)
Net assets per share	1,984.01 yen
Profit per share	28.51 yen

End